U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 5, 2022

VIA EDGAR TRANSMISSION

Mr. John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for: Total Fund Solution (the “Registrant”)
Registration Statement on Form N-14
File No. 333-263749

Dear Mr. Kernan:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Total Fund Solution (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the Registration Statement) (File No. 333-263749) relating to the reorganization of the Target Fund, a series of FundVantage Trust with and into the Acquiring Fund, a series of Total Fund Solution. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on March 21, 2022 (Accession No. 0000894189-22-002018) and was scheduled to go effective April 21, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Brookfield and the State of Wisconsin on the 5th day of April, 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Michael J. Weckwerth
Michael J. Weckwerth
Trustee
Total Fund Solution
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